Exhibit 4.5

DESCRIPTION OF SECURITIES

Description of Common Stock of ScanTech AI Systems Inc.

The following summary of the material terms of the securities of ScanTech AI Systems Inc. (“ScanTech AI”) following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Amended and Restated Certificate of Incorporation of ScanTech AI Systems Inc. (the “Charter”) in its entirety for a complete description of the rights and preferences of ScanTech AI’s securities following the Business Combination.

Following the Business Combination, pursuant to the Charter, the authorized capital stock of ScanTech AI consists of 500,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of the capital stock of ScanTech AI after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.

Defined terms included below shall have the same meaning as terms defined and included elsewhere in the Annual Report on Form 10-K.

Common Stock

Upon the closing of the Business Combination, the outstanding membership interests of ScanTech will be converted into shares of common stock of ScanTech AI (“Common Stock”) in accordance with the terms of the Business Combination Agreement.

Immediately after the Closing, ScanTech AI has a total of 18,722,803 shares of Common Stock, which consist of 14,184,397 shares of Common Stock issued to holders of ScanTech units, 2,026,806 shares of Common Stock held by public shareholder of Mars (reflecting the conversion of Rights and the redemption of Ordinary Shares at the Closing), 2,235,600 shares of Common Stock held by Mars’officers and directors, the Sponsor and each transferee of founder shares, and 276,000 shares of Common Stock held by Maxim Group LLC, as the representative of the underwriters in the initial public offering of Mars.

Holders of record of shares of Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Charter or Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of shares of Common Stock that are voted is required to approve any such matter voted on by our stockholders. Our board of directors will serve annual terms with all directors being elected in each year at the general annual meeting of the stockholders of ScanTech AI. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Preferred Stock

The Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the shares of Common Stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.

Transfer Agent and Registrar

The transfer agent and registrar for Common Stock will be Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004.

Listing of Securities

Shares of Common Stock are currently listed on Nasdaq under the symbol “STAI” .

Exclusive Forum Selection

Our Charter requires, subject to limited exceptions, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction or (D) arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. If an action is brought outside of the State of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is inapplicable (including as a result of the above exclusions) or unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Notwithstanding the foregoing, our amended and restated certificate of incorporation will provide that the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.